FIRST NIAGARA FINANCIAL GROUP, INC.
726 Exchange Street, Suite 618
Buffalo, New York 14210
December 7, 2009
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc.
Registration Statement on Form S-4 (Registration Number 333-162410)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:
     First Niagara Financial Group, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on December 9, 2009 at 4:00 p.m., or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/Michael W. Harrington
Michael W. Harrington
Chief Financial Officer (Duly Authorized Representative)